AGREEMENT AND SECOND AMENDMENT
TO WORKING CAPITAL LINE OF CREDIT AGREEMENT

THIS AGREEMENT AND SECOND AMENDMENT TO WORKING CAPITAL LINE OF CREDIT AGREEMENT (the "Amendment"), dated as of August 5, 2002, is made and entered into by and among PARKWAY PROPERTIES LP, a Delaware limited partnership (the "Borrower"), and PNC BANK, NATIONAL ASSOCIATION, a national banking association (the "Lender").

W I T N E S S E T H:

WHEREAS, the Borrower and the Lender have entered into a Working Capital Line of Credit Agreement dated as of August 7, 2001, which has been amended by an Agreement and First Amendment to Working Capital Line of Credit Agreement dated as of March 27, 2002 (the "Credit Agreement"); and

WHEREAS, the Borrower has requested that the Credit Agreement be amended in certain respects, and the Lender has approved such request;

NOW, THEREFORE, in consideration of the premises and the mutual agreements, representations and warranties herein set forth, and for other good and valuable consideration, the Borrower and the Lender do hereby agree as follows:

Section 1. Recital 1 of the Credit Agreement shall be amended in its entirety to be and read as follows:

    1.   Borrower has requested and the Lender has agreed to provide a $15,000,000 line of credit for working capital purposes.

Section 2. The definition of the term "Maturity Date" shall be amended in its entirety to be and read as follows:

    Maturity Date shall mean the earlier of (i) August 3, 2003, or such earlier date as the same may hereafter be accelerated pursuant to the provisions of any of the Credit Documents, or (ii) the date that the Rider is terminated in accordance with its terms.

Section 3. The term "Note" as defined in the Credit Agreement shall mean the Amended and Restated Promissory Note from Borrower to Lender dated August 5, 2002, in the principal amount of $15,000,000, and any and all renewals, extensions, modifications, restatements, amendments, reassignments and replacements thereof.

Section 4. Section 2.1 of the Credit Agreement shall be amended in its entirety to be and read as follows:

2.1 Advances. The Lender shall make advances (the "Loans") pursuant to the terms of the Rider prior to the Maturity Date to the Borrower in an aggregate principal amount not to exceed Fifteen Million Dollars ($15,000,000.00) (the "Commitment") which Loans shall be evidenced by the Note.

Section 5. Section 5.15(c) of the Credit Agreement shall be deemed to be amended to provide that the two hundred percent (200%) requirement will be reduced to one hundred eighty-two percent (182%) from June 4, 2002, until March 31, 2003, and after March 31, 2003 the requirement will return to two hundred percent (200%).

Section 6. Section 5.15 (a) (iii) of the Credit Agreement shall be amended in its entirety to be and read as follows:

Assets in the Pool must be located in Approved Markets, except that no more than twenty-five percent (25%) of the Value of the Pool can be located in any one Approved Market, provided, that from June 4, 2002 until March 31, 2003 up to twenty-seven and one-half percent (27-1/2%) of the Value of the Pool can be located in Houston, Texas.

Section 7. Simultaneously with the execution of this Amendment, the Borrower shall pay to the Lender an extension fee in the amount of $15,000.

Section 8. Borrower represents and warrants that the representations and warranties contained in Section 4 of the Credit Agreement are true and correct in all material respects on and as of the date hereof as though made on and as of such date. Borrower hereby certifies that no event has occurred and is continuing which constitutes an Event of Default under the Credit Agreement or which upon the giving of notice or the lapse of time or both would constitute such an Event of Default.

Section 9. Except as expressly amended hereby, the Credit Agreement and the other Credit Documents shall remain in full force and effect. The Credit Agreement, as hereby amended, and all rights and powers created thereby or thereunder and under the other Credit Documents are in all respects ratified and confirmed and remain in full force and effect.

Section 10. The term "Credit Agreement" as used in the Credit Agreement, the other Credit Documents or any other instrument, document or writing furnished to the Lender by the Borrower shall mean the Credit Agreement as hereby amended.

Section 11. This Amendment (a) shall be binding upon the Borrower and the Lender and their respective successors and assigns (provided, however, no party may assign its rights hereunder except in accordance with the Credit Agreement); (b) may be modified or amended only in accordance with the Credit Agreement; (c) shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania and the United States of America; (d) may be executed in several counterparts, and by the parties hereto on separate counterparts, and each counterpart, when so executed and delivered, shall constitute an original agreement, and all such separate counterparts shall constitute but one and the same agreement; and (e) embodies the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements, consents and understanding relating to such subject matter.

IN WITNESSES WHEREOF, the parties hereto have caused this Amendment to be signed by their respective duly authorized officers, effective as of the date first set forth herein.

PARKWAY PROPERTIES LP,
a Delaware limited partnership

By: Parkway Properties General Partners,
       Inc., General Partner

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

PNC BANK, NATIONAL ASSOCIATION

By:_____
Name:_____
Title:_____